Exhibit 99.2

July 31, 2015

Translation

Company name	UBIC, Inc.

Representative	CEO and Chairman of the Board	Masahiro Morimoto
(code: 2158: Tokyo Stock Exchange, Mothers Market)

Address any inquiries to	Corporate Officer, CFO/CAO	Masami Yaguchi
(Tel. +81-3-5463-6344)

Matters Regarding Acquisition of Shares of EvD, Inc. (to become our subsidiary)

At the board of directors meeting held on July 31, 2015, the directors resolved to acquire all of the outstanding shares of EvD, Inc. (a U.S. Company), and the Company completed the acquisition in the same day.  EvD, Inc. will become our subsidiary.  We therefore make the following announcement.

1. Reasons for the Acquisition of the Shares

(1) Our Expansion to the U.S. Market and Current Circumstances of the U.S eDiscovery Industry

In order for us to increase our market share in eDiscovery support services and expansion of market channels, we have focused on raising awareness of UBIC, Inc., especially in the U.S.  Following our listing on the NASDAQ in the U.S. in May 2013, we obtained the shares of U.S. company TechLaw Solutions, Inc. (“TLS”) to make it our subsidiary in August 2014, both of which have promoted our recognition in the U.S. and expansion of market channels.

In the U.S. eDiscovery industry, there is a trend of restructuring among industry participants.  The more the amount of data subject to a discovery process is increasing, the more costs and time for litigation also increase.  To address this, companies involved in litigation are seeking eDiscovery service vendors that can provide more efficient and accurate services.  In order to meet such demand, major eDiscovery service vendors are currently considering and actually carrying out the acquisition of other participants so they can increase capability and capacity to address customers’ growing demand.  We believe that such capability and capacity should be on a basis of high-capability software for eDiscovery.

(2) Our Software

We released an eDiscovery software called “Lit i View®” in 2010, and the software has been updated since the release to meet customers’ needs.  We believe that the software has two outstanding features compared to competitors’ software.  One is that “Lit i View®” can address not only English but also Asian languages including Chinese, Japanese and Korean.  The other feature is that “Lit i View®” has incorporated the Predictive Coding function driven by our original A.I., which makes analysis of various kind of data possible learning from tacit knowledge of experts in the area.

(3) Expansion of Marketing Channels from Coast-to-coast and Support in Asia

We believe that our “Lit i View®” is one of the keys to gaining competitive advantages among participants in the eDiscovery market.  The number of Asian companies that are involved in litigation is going on increasing year by year.  Following this achievement, as our “Lit i View®” can address Asian languages, we believe that there is high demand on “Lit i View®” in the U.S. and our group’s connection with law firms in the U.S. will lead to further increasing our market channels.

EvD, Inc., a private company established in 1997, has been providing end-to-end eDiscovery services as one-stop shop since the company was established. It has also the expertise to provide litigation consulting services as well as know-how to manage whole project in connection with lawsuits. The headquarters of EvD, Inc. is located in San Francisco, and has two branches in New York and Phoenix in the U.S.  It is providing eDiscovery service mainly on the west coast of the United States.  Most of its customers are major law firms in the U.S., including some listed on the AM Law 100 ranking and certain Fortune 500 firms.

The acquisition of TLS and TLS’ promotion of our services have resulted in extension of our market in the east coast area of the U.S.  The combination of the acquisitions of TLS and EvD, Inc., based in the west coast area of the U.S., will increase our presence all over the U.S., and “Lit i View®” will be able to reach out to a widespread base of customers more speedily.

In addition, EvD, Inc. has an operation center in Manila which provides data processing service 24/7, responding to any urgent request from customers.  To provide seamless support to multinational companies is our strategy, we believe that EvD, Inc. will blend in well with our group.

UBIC has decided that it is the best approach to increase our market share in eDiscovery services in the U.S., where there is a trend of industry reorganization, and therefore its board resolved to obtain the whole of the outstanding shares of EvD, Inc., and the Company completed the acquisition.

Moreover, the Company’s counterparties to the acquisition EvD, Inc. will be providing eDiscovery services after the transaction, which will furtherimprove UBIC’s competitive position. .

2. Summary of Subsidiary Acquired

(1) EvD, Inc.

(1)	Name	EvD, Inc.

(2)	Address	611 Mission Street, 4th Fl. San Francisco, CA 94105, U.S.A.

(3)	Name and title of representative	Alejandrino Jimenez (President and CEO)

(4)	Line of business	eDiscovery business

(5)	Capital	-

(6)	Established	1997

(7)	Major shareholders and their ownership ratio	Andatha International, Inc.	54.5%
		Evolve Discovery PA, LLC	15.1%
		Evolve Discovery LA, LLC	14.0%
		Evolve Discovery Portland, LLC	11.5%
		Evolve Discovery Seattle, LLC	4.8%

(8)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None

(9)	Group business performance and financial conditions over most recent three years of this company

Fiscal year	December 2012	December 2013	December 2014
Group net assets	JPY49 Mil	JPY 108 Mil	JPY 385 Mil
Group gross assets	JPY 1,072 Mil	JPY 1,047 Mil	JPY 1,555 Mil
Group net assets per share	JPY 987	JPY 2,174	JPY 7,715
Group revenue	JPY 2,478 Mil	JPY 2,326 Mil	JPY 2,744 Mil
Group operating income	- JPY 142 Mil	- JPY 202 Mil	JPY 447 Mil
Group ordinary income	- JPY 142 Mil	- JPY 69 Mil	JPY 379 Mil
Group net income	- JPY 88 Mil	- JPY 35 Mil	JPY 273 Mil
Group net income per share	-JPY 1,776	- JPY 712	JPY 5,477
Dividends per share	—	—	—

Note 1:  The five shareholders listed on (7) above hold 100% of the shares of EvD, Inc. in total.

Note 2:  In terms of (9) above, the figures under “December 2012” refer to the business performance and financial conditions of EvD, Inc. (a single company) and the figures under “December 2013” and “December 2014” refer to the business performance and financial conditions of the EvD, Inc. group, respectively.

Note 3:  The currency conversion from USD to JPY in this press release is made at the exchange rate of 1 USD = JPY 124.08, which was published by the Bank of Tokyo-Mitsubishi UFJ, Ltd. as T.T.M. as of July 30, 2015.

(2) Group Companies

EvD, Inc. has a subsidiary in the Philippines.  A summary of it is as follows:

Company name	EVD PHILIPPINES, Inc.
Location	Manila (the Philippines)
Established	2013
Investment ratio (approximately)	99%
Number of employees (approximately)	44
Line of business	eDiscovery business
Relationship with UBIC	No capital, personal, or transaction relationship

3. Summary of Counterparties of Share Acquisition

(1) Andatha International, Inc.

(1)	Name	Andatha International, Inc.

(2)	Address	611 Mission Street, 4th Fl. San Francisco, CA 94105, U.S.A.

(3)	Name and title of representative	Alejandrino Jimenez

(4)	Line of business	eDiscovery business

(5)	Capital	-

(6)	Established	-

(7)	Net Assets	-

(8)	Gross Assets	-

(9)	Major shareholders and their ownership ratio	-

(10)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None
		Interested party status	None

Note:  Capital, established date, net assets, gross assets and major shareholders and ownership of Andatha

International, Inc. are not disclosed in this press release per the request of Andatha International, Inc., which is a non-listed company.

(2) Evolve Discovery PA, LLC

(1)	Name	Evolve Discovery PA, LLC

(2)	Address	1121 San Antonio Rd, Ste. D201 Palo Alto, CA 94303, U.S.A.

(3)	Name and title of representative	Laura Tsang

(4)	Line of business	eDiscovery business

(5)	Capital	-

(6)	Established	-

(7)	Net Assets	-

(8)	Gross Assets	-

(9)	Major shareholders and their ownership ratio	-

(10)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None
		Interested party status	None

Note:  Capital, established date, net assets, gross assets and major shareholders and ownership of Evolve Discovery PA, LLC are not disclosed in this press release per the request of Evolve Discovery PA, LLC, which is a non-listed company.

(3) Evolve Discovery LA, LLC

(1)	Name	Evolve Discovery LA, LLC

(2)	Address	811 Wilshire Blvd., Ste. 1400 Los Angeles, CA 90017, U.S.A.

(3)	Name and title of representative	Laura Tsang

(4)	Line of business	eDiscovery business

(5)	Capital	-

(6)	Established	-

(7)	Net Assets	-

(8)	Gross Assets	-

(9)	Major shareholders and their ownership ratio	-

(10)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None
		Interested party status	None

Note:  Capital, established date, net assets, gross assets and major shareholders and ownership of Evolve Discovery LA, LLC are not disclosed in this press release per the request of Evolve Discovery LA, LLC, which is a non-listed company.

(4) Evolve Discovery Portland, LLC

(1)	Name	Evolve Discovery Portland, LLC

(2)	Address	827 SW 2nd Ave, Ste. 300 Portland, OR 97204, U.S.A.

(3)	Name and title of representative	Laura Tsang

(4)	Line of business	eDiscovery business

(5)	Capital	-

(6)	Established	-

(7)	Net Assets	-

(8)	Gross Assets	-

(9)	Major shareholders and their ownership ratio	-

(10)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None
		Interested party status	None

Note:  Capital, established date, net assets, gross assets and major shareholders and ownership of Evolve Discovery Portland, LLC are not disclosed in this press release per the request of Evolve Discovery Portland, LLC, which is a non-listed company.

(5) Evolve Discovery Seattle, LLC

(1)	Name	Evolve Discovery Seattle, LLC

(2)	Address	600 First Avenue, Ste. 325 Seattle, WA 98104, U.S.A.

(3)	Name and title of representative	Laura Tsang

(4)	Line of business	eDiscovery business

(5)	Capital	-

(6)	Established	-

(7)	Net Assets	-

(8)	Gross Assets	-

(9)	Major shareholders and their ownership ratio	-

(10)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None
		Interested party status	None

Note:  Capital, established date, net assets, gross assets and major shareholders and ownership of Evolve Discovery Seattle, LLC are not disclosed in this press release per the request of Evolve Discovery Seattle, LLC, which is a non-listed company.

4. Number of Shares Acquired, Purchase Price and Number of Shares Held Before/After Acquisition

(1)	Number of shares held before acquisition	0 shares (Number of voting rights: 0) (Holding ratio of voting rights: 0%)

(2)	Number of shares	50,000 shares

	acquired	(Holding ratio of voting rights: 100%)

(3)	Purchase price	Shares in EvD, Inc. (estimated amount):	USD29,485 thousand
		Advisory fee, etc.:	USD1,200 thousand
		Total (estimated amount):	USD30,685 thousand

(4)	Number of shares held after acquisition	50,000 shares (Holding ratio of voting rights: 100%)

5. Prospects in the Future

The impact of the contents of this news release on our consolidated results ending in March 2016 is now under review.  We will make a further announcement if this review finds matters that will trigger a disclosure requirement. Maxim Group LLC served as exclusive financial advisor to UBIC, Inc. in connection with the transaction.

(Reference Information)

Consolidated Financial Forecast For the Current Fiscal Year (Released on May 13, 2015) and Consolidated Financial Results For the Last Fiscal Year

	Consolidated net sales	Consolidated operating income/loss (-)	Consolidated ordinary income/loss (-)	Consolidated net income/loss (-)
Consolidated financial forecast for the current fiscal year (ending March 2016)	JPY8,000 Million	JPY600 Million	JPY500 Million	JPY350 Million
Consolidated financial results for the last fiscal year (ended March 2015)	JPY6,274 Million	JPY266 Million	JPY434 Million	JPY260 Million

About UBIC

UBIC, Inc. (Nasdaq: UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com

CONTACT:

UBIC North America, Inc.

Tel: (646) 308-1561

ir@ubicna.com